Federated Hermes

Press Release

Federated Hermes Premier Municipal Income Fund announces tender offer expiration

(PITTSBURGH, Pa., Oct. 14, 2024) — Federated Hermes Premier Municipal Income Fund (NYSE: FMN) announced today that its tender offer for 3,679,390 of its issued and outstanding common shares, representing approximately 32% of its outstanding common shares, expired at 5 p.m. Eastern on Oct. 11, 2024. The offer was oversubscribed. Because the number of shares tendered exceeded the number of shares the fund offered to purchase, the fund will purchase the maximum percentage of outstanding shares it previously announced on a pro-rata basis in accordance with the number of shares duly tendered by tendering stockholders and the terms of the Offer to Purchase (with appropriate adjustment to avoid purchase of fractional common shares).

Based upon preliminary information, 4,988,295 shares were tendered. The purchase price of properly tendered shares is 99% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on Oct. 11, 2024, which is equal to $12.67 per share.

Investors can view additional portfolio information in the Products section of FederatedHermes.com/us.

Federated Hermes, Inc. (NYSE: FHI) is a global leader in active, responsible investment management, with $782.7 billion in assets under management, as of June 30, 2024. We deliver investment solutions that help investors target a broad range of outcomes and provide equity, fixed-income, alternative/private markets, multi-asset and liquidity management strategies to more than 10,000 institutions and intermediaries worldwide. Our clients include corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. Headquartered in Pittsburgh, Federated Hermes has more than 2,000 employees in London, New York, Boston and offices worldwide. For more information, visit **FederatedHermes.com/us**.

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MEDIA:
Ed Costello 412-288-7538
Meredith Herndon 412-288-7906

ANALYSTS:
Ray Hanley 412-288-1920